FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-138341
NOVEMBER 14, 2007
$125,000,000
Copano Energy, L.L.C.
and Copano Energy Finance Corporation
8.125% Senior Notes due 2016
November 14, 2007

Pricing Term Sheet

Principal Amount:	$125,000,000 (upsized from $100,000,000)

Title of Securities:	8.125% Senior Notes due 2016

Maturity Date:	March 1, 2016

Issue Price:	100.625%

Coupon:	8.125%

Yield to Worst:	7.993%

Yield to Maturity:	8.017%

Interest Payment Dates:	March 1 and September 1

First Interest Payment Date:	March 1, 2008 with accrued interest

Optional Redemption:	The issuers may redeem the notes, in whole or in part, prior to March 1, 2011 at a “make-whole” redemption price described in the indenture and under “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement, together with any accrued and unpaid interest to the date of redemption.

The issuers may redeem the notes, in whole or in part, at any time on or after March 1, 2011, in each case at the redemption prices (expressed as percentages of the principal amount) set forth below, together with any accrued and unpaid interest to the date of redemption, if redeemed during the twelve-month period beginning on March 1 of each of the years indicated below:

Year	Price

2011	104.0625%
2012	102.7083%
2013	101.3542%
2014 and thereafter	100.0000%

Optional Redemption with Equity Proceeds:	In addition, before March 1, 2009, the issuers may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public or private equity offering at 108.125% of the principal amount of the notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding after such redemption and the redemption occurs within 120 days of the date of the closing of such equity offering; however, if a Change of Control occurs, we may not use for this purpose the net proceeds from a private equity offering to any Affiliate of ours.

Trade Date:	November 14, 2007

Settlement Date:	November 19, 2007 (T+ 3)

Gross Spread:	1.00%

Use of Proceeds:	We estimate that net proceeds from this offering (after deducting discounts to the underwriter and estimated expenses of the offering) will be approximately $124.0 million. We will use the net proceeds of this offering to repay a portion of the indebtedness outstanding under our senior secured revolving credit facility.

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CAPITALIZATION
     The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:
•	on a historical basis;

•	on a pro forma basis, to reflect our acquisition of Cantera, the related equity issuances and borrowings under our senior secured revolving credit facility, as though such transactions had occurred on September 30, 2007; and

•	on a pro forma, as adjusted basis, giving effect to our issuance of the notes offered hereby and the application of the net proceeds therefrom as described in “Use of Proceeds.”
     This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes incorporated by reference herein.

	As of September 30, 2007
			Pro Forma,
	Historical	Pro Forma	As Adjusted
	(in millions)
Cash and Cash Equivalents	$47.8	$85.0	$85.0

Debt:
Senior Secured Revolving Credit Facility(1)(2)	134.0	434.0	310.0
8 1/8% Senior Notes Due 2016	225.0	225.0	350.0

Total Debt	359.0	659.0	660.0
Total Members’ Capital	477.0	920.4	920.4

Total Capitalization	$836.0	$1,579.4	$1,580.4

(1)	Total commitments under our senior secured revolving credit facility are $550 million.

(2)	Does not reflect our use of cash on hand at Cantera to repay on October 22, 2007 $30 million of debt outstanding under our senior secured revolving credit facility.
The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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